30
3-22-04

[redacted]

04017371

VF 3-10-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	December 31, 2003
Estimated average burden	
Hours per response:	12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
158

SEC FILE NUMBER
8-48711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Ricciardelli (954) 652-7703
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

777 South Flagler Drive, Suite 1200	West Palm Beach	Florida	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gabriel Ricciardelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LENIA M. ECHEMENDIA
MY COMMISSION # CC 984041
EXPIRES: Nov 27, 2004
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

TradeStation Securities, Inc. and Subsidiary

Year ended December 31, 2003
with Report of Independent Certified Public Accountants

ERNST & YOUNG

Ernst & Young LLP
Suite 700
100 Northeast Third Avenue
Fort Lauderdale, Florida 33301-1166

Phone: (954) 888-8000
www.ey.com

Report of Independent Certified Public Accountants

To TradeStation Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of TradeStation Securities, Inc. (a Florida corporation and wholly-owned subsidiary of TradeStation Group, Inc.) and subsidiary as of December 31, 2003. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TradeStation Securities, Inc. and subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 23, 2004

TradeStation Securities, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$17,409,283
Cash segregated in compliance with regulations	532,273
Receivables from clearing brokers	526,832
Other receivables	280,345
Prepaid expenses	58,526
Property and equipment, net	564,593
Other assets	179,516
Total assets	$19,551,368
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 3,952,855
Income taxes payable	1,003,666
Due to Group companies	1,798,162
Total liabilities	6,754,683
Commitments and contingencies	
Shareholder's equity:	
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding	100
Additional paid-in capital	16,398,403
Accumulated deficit	(3,601,818)
Total shareholder's equity	12,796,685
Total liabilities and shareholder's equity	$19,551,368

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

TradeStation Securities, Inc. (the Company), f/k/a onlinetradinginc.com corp., was incorporated in the State of Florida on September 7, 1995 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers (NASD) and a futures broker and forex dealer under the rules of the National Futures Association (NFA). The Company is wholly owned by TradeStation Group, Inc. (the Parent Company or Group) as a result of the December 29, 2000 merger with TradeStation Technologies, Inc. f/k/a Omega Research, Inc., (the Merger). The Company is headquartered in Plantation, Florida and has a branch office in Texas. During the year ended December 31, 2003, the Company closed a branch office in Ohio. The consolidated financial statements include the accounts of Direct Xchange Securities, Inc., also a securities broker/dealer.

The Company services its securities customer accounts through Bear, Stearns Securities Corp. and its futures and forex customer accounts through R.J. O'Brien (collectively, the Clearing Firms) on a fully disclosed basis. The Clearing Firms provide services, handle the Company's customers' funds, hold securities and remit monthly activity statements to the customers on behalf of the Company. The receivables from the clearing brokers included in the consolidated statement of financial condition, relate to commissions earned by the Company for trades executed by the Clearing Firms on behalf of the Company.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Direct Xchange Securities, Inc., a wholly owned subsidiary of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents consist primarily of cash, money market funds, and U.S. Treasury Bills held at clearing brokers, financial institutions and banks.

Cash of $532,273 has been segregated in a bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables from clearing brokers, and accounts payable and accrued liabilities approximate fair value as of December 31, 2003.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Leasehold improvements are stated at cost and are amortized over the lesser of their estimated useful lives or lease terms. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred in 2003.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires that deferred income tax balances be recognized based on the differences between the financial statement and income

1. Summary of Significant Accounting Policies (continued)

tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2003, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company.

In accordance with the provisions of SFAS No. 109, the Company provided a full valuation allowance for its deferred income tax assets (see Note 7).

Recent Accounting Standards

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN No. 45). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 should be applied only on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements were effective for financial statements ending after December 15, 2002. The adoption of FIN No. 45 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

The Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective January 1, 2003. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. The adoption of SFAS No. 146 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Most of the guidance in SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, applied prospectively. The adoption of SFAS No. 149 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

1. Summary of Significant Accounting Policies (continued)

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is generally effective for all financial instruments created or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN No. 46), and then, in December 31, 2003, issued a revised version of Fin No. 46. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Application of FIN No. 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN No. 46 did not have any impact on the Company's consolidated financial position, results of operations or cash flows as the Company does not have any variable interest entities.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) and the Commodity Futures Trading Commission's financial requirement (Regulation 1.17). To satisfy each requirement, the Company is required to maintain net capital equal to the greater of $250,000 or 1/15th of aggregate indebtedness. Also, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. As of December 31, 2003, the Company had net capital of $11,270,495, which was $10,855,668 in excess of its required net capital of $414,827 and the ratio of aggregate indebtedness to net capital was .55 to 1.

3. 401(k) Plan

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan) which provides retirement benefits. Employees become eligible based upon meeting certain service requirements. Matching of employee contributions is discretionary as defined in the 401(k) Plan documents. For the year ended December 31, 2003, the Company had accrued matching contributions of $99,500.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2003:

		Estimated Useful Lives (Years)
Computers, software and equipment	$ 973,080	3 – 5
Furniture and fixtures	241,676	5 – 7
Leasehold improvements	21,054	10
Total cost	1,235,810	
Less: accumulated depreciation	(671,217)	
	$ 564,593	

5. Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation* and a monthly fee for customer and technical support. These costs totaled $14,242,375 and $600,000, respectively, for the year ended December 31, 2003. The Agreement also calls for the Company to pay a monthly fee for information technology services, which totaled $180,000 for the year ended December 31, 2003.

The amount due to Group companies represents the net amount of various transactions, including amounts due under the Agreement. These amounts are non-interest bearing, have no defined repayment terms and are expected to be repaid primarily through future profits earned by the Company.

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2003 consist of the following:

Accounts payable	$ 842,523
Accrued liabilities:	
Research fees	398,741
Payroll and related accruals	448,997
Clearing deposits	455,138
Clearing and other transaction costs	223,601
Estimated loss on sublease	512,888
Uninsured loss reserves	525,000
Consulting and professional fees	79,132
Other	466,835
	$3,952,855

7. Income Taxes

The Parent Company, including its wholly-owned subsidiaries, TradeStation Technologies and the Company, file consolidated Federal and Florida income tax returns.

On a stand-alone basis, NASD reporting requires a broker/dealer to record any income tax liability based upon the Company's operations, even though the Company is part of consolidated tax returns. In 2003, management believes that the Parent Company and subsidiaries will have an income tax liability related to the Federal alternative minimum tax, and therefore, upon the filing of the income tax returns, the majority of the Company's income taxes payable will be remitted to the Parent Company.

7. Income Taxes (continued)

In accordance with the requirements of SFAS No. 109, the Parent Company continues to carry a full valuation allowance against its net deferred income tax assets at December 31, 2003. At December 31, 2003, temporary differences between the reported amounts in the financial statements and the tax bases of assets and liabilities that give rise to net deferred income tax assets, for which a full valuation continues to be recorded, relate to the following for the Company:

Accrued liabilities	$571,424
Intangible asset	2,634
Property and equipment	(78,582)
Total net deferred tax assets	495,476
Less: valuation allowance	(495,476)
	$ –

8. Stock Options

On December 29, 2000, the Company's 1999 Stock Option Plan (the 1999 Plan) was replaced by the Parent Company's stock option plan. Each option issued under the 1999 Plan was assumed and converted to 1.7172 options to purchase the Parent Company's common stock at the original exercise price divided by 1.7172. All option grants subsequent to December 29, 2000 have been in accordance with the Parent Company's stock option plan, which states that the exercise price of incentive stock options granted may not be less than the fair market value at the date of grant and their terms may not exceed ten years. The options issued generally vest over a five year period. A detail of options for the year ended December 31, 2003 relating to company employees receiving options to purchase the Parent Company's common stock is as follows:

		Option Price Per Share		
	Shares	**Weighted**	**Low**	**High**
Options outstanding, January 1, 2003	1,537,812	$3.16	$0.48	$11.00
Granted	281,782	8.11	2.08	9.09
Transferred from affiliate	973,497	2.24	1.25	11.00
Exercised	(607,307)	2.93	0.48	11.00
Canceled/lapsed	(157,274)	4.07	1.39	11.00
Options outstanding, December 31, 2003	2,028,510	$3.41	$1.12	$11.00

8. Stock Options (continued)

Additional information regarding options outstanding at December 31, 2003 is as follows:

		Options Outstanding			Options Exercisable	
Range of Exercise Prices Low	High	Number Outstanding As of 12/31/03	Weighted Average Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable As of 12/31/03	Weighted Average Exercise Price
1.12	2.92	1,343,271	6.49	1.71	727,723	1.76
3.00	4.94	208,248	4.91	3.68	174,821	3.53
5.00	6.95	148,256	5.91	6.59	98,569	6.56
7.20	8.57	89,738	5.79	7.90	66,064	7.97
9.03	11.00	238,997	9.86	9.08	5,500	11.00
		2,028,510	6.65	3.41	1,072,677	2.92

9. Concentrations and Credit Risks

Financial Instruments with Off-Balance Sheet Risk

The Company's customer securities, futures and forex activities are transacted on either a cash or margin basis. In margin transactions, the Company may be obligated for credit extended to its customers by the Company's Clearing Firms, subject to various regulatory and Clearing Firms margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company also executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with its Clearing Firms' requirements as well as various regulatory requirements. The Company and its Clearing Firms monitor required margin levels daily and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

9. Concentrations and Credit Risks (continued)

The customer financing and securities settlement activities require the Company's Clearing Firms to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Commitments and Contingencies

Operating Leases

The Company is obligated under a non-cancelable operating lease for office space with an expiration date of February 2007. The Company is also obligated for a portion of the Parent Company's lease for office space, which expires in August 2112. As of December 31, 2003, future minimum rental payments required under the leases are as follows:

	Rental Payments	Less Subleases	Net
Year ending December 31,			
2004	$1,278,676	$208,334	$1,070,342
2005	1,281,178	257,293	1,023,885
2006	1,308,652	264,689	1,043,963
2007	993,022	45,163	947,859
2008	943,776	–	943,776
Thereafter	3,618,207	–	3,618,207
	$9,423,511	$775,479	$8,648,032

10. Commitments and Contingencies (continued)

Beginning in 2001 and continuing through 2003, the Company recorded a charge for future rental payments, net of subleases, related to facilities that the Company no longer occupies.

Purchase Obligations

As of December 31, 2003, the Company has various purchase obligations over the next three years totaling approximately $2,600,000.

Litigation and Claims

On September 5, 2003, Datamize Inc., a Wyoming corporation, filed an Original Complaint for Patent Infringement against nine defendants, including the Company, all of whom offer online securities trading services. The other defendants are Fidelity Brokerage Services, Scottrade, Interactive Brokers Group, Instinet, Charles Schwab, CyberTrader, E*Trade Securities and Terra Nova Trading. The complaint was filed in the United States District Court, Eastern District of Texas. The complaint alleges that the online trading platforms and services the defendants offer to their customers infringes United States Patent No. 6,460,040 issued to Datamize on October 1, 2002. The lawsuit seeks injunctive relief, actual damages and attorneys' fees. The Company believes Datamize's claim is baseless and intends to defend itself vigorously.

In October 2002, the Company received information about alleged fraudulent conduct by an executive of an unrelated company in no way affiliated with the Company that referred individual accounts (the Referral Company) to the Company. The executive of the Referral Company was authorized to trade on behalf of such individuals (the Referred Account Holders) and allegedly issued fraudulent account statements to them. The Referred Account Holders incurred several million dollars of trading losses, in the aggregate, during the time the executive of the Referral Company traded on their behalves. On February 2, 2003, the Referral Company communicated to the Company in writing that it believes the Company shares responsibility for some or all of the alleged losses incurred by the Referred Account Holder and/or the Referred Company and wishes to make an amicable settlement. The Referral Company further stated that if an amicable settlement is not reached it intends to initiate legal action of some kind against the Company in the United States. The Company believes the Referral Company's claims are without merit and, to date, no legal action has been commenced against the Company by any of the Referred Account Holders or the Referral Company.

10. Commitments and Contingencies (continued)

The Company is also engaged in routine litigation or other dispute resolution proceedings, such as arbitration, incidental to, and part of the ordinary course of, its business (claims in pending arbitrations seek, in the aggregate, damages in excess of $2,000,000, plus, in certain cases, punitive or treble damages).

The Company does not believe that the ultimate outcome of any of the above legal matters or claims will result in a material adverse effect on its consolidated financial position, results of operations or cash flows.

Based upon its assessment of the potential risks and benefits, the Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage clients or software subscribers as a result of alleged human or system errors, failures, acts or omissions. This decision was made due to significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business.